Issuer Free Writing Prospectus dated November 20, 2014

Supplementing the Preliminary Prospectus dated October 31, 2014

Registration Statement No. 333-196521

Cnova N.V.

Pricing Term Sheet—November 20, 2014

26,800,000 Ordinary Shares

Cnova N.V. (the “Company”) has filed a registration statement, including a prospectus dated October 31, 2014, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. On November 18, 2014, the Company filed Amendment No. 8 to the registration statement, which amended the prospectus (as so amended, the “Preliminary Prospectus”). Before you invest, you should read the Preliminary Prospectus for more complete information about the Company and this offering. You may obtain the registration statement containing the Preliminary Prospectus for free by visiting EDGAR on the SEC’s website at www.sec.gov. To review a filed copy, click the following link: http://www.sec.gov/Archives/edgar/data/1609653/000104746914009321/a2222134zf-1a.htm. Copies of the Preliminary Prospectus relating to this offering may also be obtained by contacting Morgan Stanley & Co. LLC at 180 Varick Street, 2nd Floor, Attn.: Prospectus Dept., New York, NY 10014 or J.P. Morgan Securities LLC at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Attn.: Prospectus Dept., Edgewood, NY, 11717.

Issuer:	Cnova N.V.

Stock Symbol / Exchange:	CNV / NASDAQ Global Select Market

Price to Public:	$7.00 per ordinary share

Ordinary Shares Offered:	26,800,000 ordinary shares

Underwriter Option to Purchase Additional Ordinary Shares from the Company:	4,020,000 ordinary shares

Ordinary Shares Outstanding Immediately After This Offering:	438,914,952 ordinary shares (or 442,934,952 ordinary shares if the underwriters exercise in full their option to purchase additional ordinary shares)

Underwriting Discount:	$11.3 million (or approximately $12.9 million if the underwriters’ over-allotment option to purchase additional ordinary shares is exercised)

Net Proceeds to the Company (After Deducting the Underwriting Discount and Estimated Offering Expenses):	$141.6 million (or $168.1 million if the underwriters exercise in full their over-allotment option to purchase additional ordinary shares)

Use of Proceeds:

The proposed use of proceeds from the offering is unchanged from the Preliminary Prospectus. As such, the Company intends to use the net proceeds from this offering for general corporate purposes focused on growing its business and supporting the development and growth of the Company. The proceeds will help to accelerate the Company’s strategy, in particular, the enhancement of its direct sales business and marketplaces globally, continued innovation in fulfillment infrastructure, expansion of the Company’s international footprint with planned businesses in new geographies and launch of new specialty websites to help it capture a wider demographic. The Company may also use a portion of the net proceeds to reduce leverage from self-financing receivables generated by payment-in-installment programs in Brazil and to fund investments in and acquisitions of complementary businesses, assets and technologies that may arise. However, the Company does not currently have specific plans or commitments with respect to the net proceeds from this offering and, accordingly, is unable to quantify the allocation of such proceeds among the various potential uses. The Company will have broad discretion in the way that it uses the net proceeds of this offering.

Sales to Related Persons:

The related persons listed below have agreed to purchase the Company’s ordinary shares at the public offering price in the amounts listed in the table below. The ordinary shares purchased by Mr. Jean-Charles Naouri and Mr. Germán Quiroga are subject to the 180-day lock-up agreement described in the Preliminary Prospectus.

	Related Person	Investment Amount (thousands)	Number of Ordinary Shares

	Jean-Charles Naouri(1)	$14,000	2,000,000
	Germán Quiroga(2)	3,500	500,000
	Marc Ladreit de Lacharrière(3)	3,500	500,000
	F. Marc de Lacharrière Fimalac SA(4)	3,500	500,000
	Total	$24,500	3,500,000

(1) Mr. Jean-Charles Naouri is the Chairman of the Company. Euris S.A.S, an entity in which Mr. Jean-Charles Naouri held, directly or indirectly, 99.9% of the equity securities and 99.9% of the voting power as of December 31, 2013, has agreed to purchase the ordinary shares.

(2) Mr. Germán Quiroga is an executive director and Co-CEO of the Company.
(3) Mr. Marc Ladreit de Lacharrière serves as a director of Casino, Guichard-Perrachon S.A., one of the Company’s Parent Companies.

(4) Mr. Marc Ladreit de Lacharrière held, directly or indirectly, 80.2% of the equity securities and 84.5% of the voting power of F. Marc de Lacharrière Fimalac SA as of December 31, 2013. In addition, Mr. Jean-Charles Naouri serves as a director of F. Marc de Lacharrière Fimalac SA.

Trade Date:	November 20, 2014

Closing Date:	November 25, 2014

CUSIP:	N20947 102

Underwriters:

Morgan Stanley & Co. LLC

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

Natixis Securities Americas LLC

SG Americas Securities, LLC

This term sheet shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.